Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA 90503

James R. Arabia
Chairman and CEO

October 6, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Mr. Blaise Rhodes
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, North East - Mail Stop 3561
Washington, DC 20549

Re:	Execute Sports, Inc. (the "Company")
SEC File No. 000-52829
From 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed May 5, 2008

Dear Ms. Jenkins and Mr. Rhodes:

The purpose of this letter is to respond to your comment letter dated October 3, 2008, which is a follow-up to your prior comment letters dated July 22, 2008 and September 19, 2008, regarding the above-mentioned filings. We appreciate the time you have taken to review our filings. After you have had a chance to review this letter, please call or contact us with any additional questions or comments you may have. We welcome any additional comments and are committed to using our best efforts to enhance the overall disclosure in our filings.

The following are the Company's responses to your October 3 comment letter. The Company believes its suggested changes should be included in its 10-KSB/A and 10-Q/A, which the Company anticipates filing on or before October 10, 2008.

Our responses provided herein are numbered to coincide with your follow-up comment letter dated October 3, 2008.

Form 10-KSB

Item 8A(T) - Controls and Procedures, page 28

RESPONSE to Comment #'s 1, 2 and 3

The proposed revised language below for Item 8A(T). - Controls and Procedures is intended to be responsive to the first three comments in your October 3 letter. Please note that bold, underlined language indicates language that has been added to what the Company proposed in its previous response letter dated October 2, 2008. Also note that the Company has eliminated the phrase "among other matters" from paragraph 2 of Section (A) as such language was an inadvertent typographical error and should not have been included.

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our Securities and Exchange Commission reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer (who are the same person), as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

Management, with the participation of our Chief Executive/Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-KSB. Based upon this evaluation, management concluded that our disclosure controls and procedures were not effective as of the end of the fiscal year. In making this evaluation, the Chief Executive/Financial Officer considered the material weakness in our internal control over financial reporting described below.

(B) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Execute Sports, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our management with the participation of the Chief Executive/Financial Officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this evaluation, our management, with the participation of our Chief Executive/Financial Officer, concluded that, as of December 31, 2007 we did not maintain effective internal controls over financial reporting due to our limited number of employees which resulted in our inability to effectively segregate all conflicting duties. Currently we employ one individual who is in charge of our accounting and financial duties on a day-to-day basis and we also use one consultant to assist in the preparation of the financial statements and accompanying footnotes.

To remedy this material weakness, we will, to the extent possible, implement procedures to assure the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals. Further, concurrent with having sufficient resources we will engage additional individuals to assist us in remedying this material weakness.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in the Annual Report.

LIMITATIONS ON THE EFFECTIVENESS OF INTERNAL CONTROLS

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives and our Chief Executive/Financial Officer concluded that our disclosure controls and procedures are not effective at that reasonable assurance level. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

(C) CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no significant changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have altered our conclusion as to the ineffectiveness of such controls.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Section 302 Certification

RESPONSE to Comment # 4

The Company will revise its Section 302 certification by replacing throughout Exhibit 31.1 the term "small business issuer" with the term "registrant".

The Company believes that it has responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

James R. Arabia